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                                                                    Exhibit 4(e)

                    WESTERN-SOUTHERN LIFE ASSURANCE COMPANY

                TAX SHELTERED ANNUITY ENDORSEMENT TO INDIVIDUAL
              FLEXIBLE PURCHASE PAYMENT DEFERRED VARIABLE ANNUITY

THE TERMS OF THIS ENDORSEMENT APPLY AND REPLACE CONTRARY CONTRACT TERMS IF THE APPLICATION INDICATES THE CONTRACT IS A TAX SHELTERED ANNUITY ("TSA") UNDER INTERNAL REVENUE CODE ("CODE") SECTION 403(b). IN THE EVENT OF ANY CONFLICT BETWEEN THIS CONTRACT AND ANY CODE SECTIONS APPLICABLE TO THE ANNUITY DESCRIBED ABOVE, THE CODE WILL GOVERN. TO QUALIFY UNDER THE CODE, YOUR CONTRACT MUST MEET THE FOLLOWING REQUIREMENTS:

1. This contract is not transferable and may not be sold, assigned, discounted, or pledged as collateral for a loan (except for loans under this contract) or as security for the performance of any obligation to any person other than to the Company.

2. You must be the contract Owner and the Annuitant. You must be an employee ("Employee") of an employer described in Code Section 403(b)(1)(A) ("Employer"). If your employment with the Employer is terminated, and you are employed by another Employer described in Code Section 403(b)(1)(A) ("Successor Employer"), you may continue to participate hereunder and future purchase payments may continue to be made. Any reference to Employer in this Endorsement shall include a Successor Employer. If your employment with your Employer is terminated, you may continue to participate under this contract to the extent of the Contract Value. Purchase payments (other than Rollover Contributions) made when you are no longer employed by the Employer may affect your tax liability under the contract. Any election or change must be made by written notice satisfactory to the Company and consistent with applicable state and federal law.

3. Except as otherwise provided in the Code, purchase payments must be made by the Employer. Purchase payments made for your taxable year, other than rollover contributions, as provided in Code Section 403(b)(8) may not exceed the least of:

     A. the exclusion allowance for a taxable year determined pursuant to Code
        Section 403(b)(2);

     B. the maximum amount permitted to be contributed for a taxable year under Code Section 415; and

     C. the annual limit on elective deferrals specified in Code Section 402(g) for salary reduction contributions made under a Code approved salary reduction agreement. Unless otherwise provided in the Code, the limitation specified in Code Section 403(b)(1)(E) shall not be exceeded.

4. Before the Income Date, you may receive a loan from the Contract Value subject to the terms of the contract and the Code which impose restrictions on loans.

     Loans are available beginning 30 days from the Contract Date. You will be required to complete a Company Loan Agreement and will be subject to the terms of this Endorsement and such Loan Agreement. If your contract is part of a retirement plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA") which under the terms of your plan allows for loans, you must also provide your spouse's written consent to the loan, or verification that you are not married or your spouse cannot be located. Loans shall be administered in a manner which satisfies the conditions of this Section 4 and Code Section 72(p). You may borrow a minimum of $1,000. The maximum balance of loans from the Contract Value and from all other qualified employer plans which may be outstanding at any time cannot be more than 50% of the Contract Value of all such plans, or not exceed $50,000 in the aggregate. The $50,000 limit will be reduced by the highest balance of loans from the Contract Value and from all other qualified employer plans during the prior one-year period. Additional loans are subject to the $1,000 minimum amount. Upon ninety (90) days prior written notice, the Company may limit the number of outstanding loans or eliminate loans as an option under this Endorsement.


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     Loans must be adequately secured. Loans may be secured by the Contract
     Value, but not in excess of 50% of the Contract Value. You may be required to provide a security interest in such other property as would be appropriate in a normal commercial setting between unrelated parties on arm's length terms.

     All loans are made from the Fixed Account. No loans may be made of amounts that are not 100% vested. A loan account will be established in the Fixed Account equal to the loan balance. Unless you instruct otherwise, the Company will first transfer to the Fixed Account from the Variable Account on a prorata basis Contract Value from all sub-accounts where contract Value is allocated until the required balance is reached or all such Variable Account Contract Value is exhausted. The remaining required amounts, if any, will be allocated from the Fixed Account. No surrender charges will be deducted on the transfer of amounts from the Variable Account to the Fixed Account at the time of the loan.

     The current interest rate to be paid by the Borrower for loans from the Contract Value will be the prime interest ("Prime Rate") rate plus one-half percent (1/2%) (the "Loan Rate"). The Prime Rate is the base rate on corporate loans posted by at least 75% of the nation's largest banks. The Company will determine the Loan Rate to be charged to your loan based on the Prime Rate announced on the first Monday of each month as published in the Wall Street Journal. The Loan Rate as determined prior to the acceptance of your loan will be the rate used during the term of your loan. Until the loan from the Contract Value has been repaid in full, the portion of the loan account equal to the outstanding loan balance shall be credited with interest at an effective rate of 2% less than the Loan Rate being charged for that loan by the Company. The Company reserves the right to change the credited rate applied to the amount borrowed to a maximum of 4% less than the Loan Rate being charged for future loans. However, the effective annual interest rate credited to your loan account balance will never be less than the minimum contract guaranteed interest rate of 3%. The Company also reserves the right to charge an origination and/or annual maintenance fee for each loan requested. The current rate of interest for your loan and any specific charges will be specified in the loan documents required under this Endorsement.

     Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the borrower must be repaid under the same conditions, but within 15 years. However, in no event may a loan term extend beyond your required beginning date described in paragraph 5. During the loan term, the loan balance will continue to earn interest at the rate specified in the Loan Agreement. Loan repayments will consist of principal and interest in amounts which satisfy the terms set forth in the Loan Agreement. Loan repayments will be allocated to the Fixed and Variable Accounts in the same proportion as current allocations, unless you specify otherwise. If a loan payment is not made when due, interest will continue to accrue on the late payment at the interest rate specified in the Loan Agreement. If a loan payment is not made when due, interest will continue to accrue on the late payment at the interest rate specified in the Loan Agreement. A loan payment not made when due, plus interest, may be treated as a taxable distribution to the borrower, and may be subject to a penalty tax. The Company may use commercially reasonable procedures to ensure loan repayment in the event of loan defaults, including acceleration of the entire loan balance plus accrued interest and applicable surrender charges. This may result in the Contract Value being reduced to reflect payment of any outstanding loans. The loan will be considered to be in default if a loan payment is not received within ninety (90) days after the due date.

     If Contract Value is reduced by the amount of the loan outstanding plus accrued interest and such reduction does not satisfy the distribution limitations of Code Section 403(b)(11) with respect to loan amounts attributable to salary reduction contributions, this contract may lose its tax qualified status. The Company makes no representations or guarantees as to the effect any loan may have on your tax liability. If you die while a loan is outstanding, your death benefit will be reduced by the amount of the loan outstanding plus accrued interest.

5. Your entire interest under the contract accruing after December 31, 1986, will be distributed as follows:

     The Code establishes a time ("required beginning date") at which you must begin to take distribution from your contract.



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     In general, the required beginning date is the later of April 1 of the calendar year following the calendar year in which you attain age 70-1/2, or April 1 of the calendar year following the calendar year in which you retire. Your entire interest will be distributed over (a) your life or the lives of you and your designated beneficiary or (b) a period certain not extending beyond your life expectancy, or the joint and last survivor expectancy of you and your designated beneficiary.

     Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

     All distributions made hereunder shall be in accordance with the requirements of Code Section 401(a)(9), including the incidental death benefit requirements of Code Section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     In addition to meeting the distribution requirements of the regulations mentioned in the prior paragraph, payments under a partial withdrawal option or an annuity option must also comply with the minimum distribution incidental benefit (MDIB) requirements under Code Section 401(a)(9). The amount to be distributed each year beginning with the first calendar year for which distributions are required and then for each succeeding calendar year shall not be less than the quotient obtained by dividing your benefit by the lesser of (1) the applicable life expectancy, or (2) if your spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q & A-4 of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. Distributions after your death shall be calculated using the applicable life expectancy as the relevant divisor without regard to Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. This MDIB rule may increase the amount of your payments. If we are required to make a distribution to you at year end because payments made to you during the calendar year are insufficient to meet MDIB requirements for this contract, we will waive any surrender charge that might otherwise be applicable.

     You may satisfy the minimum distribution requirements applicable to two or more 403(b) Tax Sheltered Annuities by receiving a distribution from one such annuity equal to the amount required to satisfy the minimum distribution requirement for all such 403(b) Tax Sheltered Annuities, as described in more detail in IRS Notice 88-38.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by you by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable and shall apply to all subsequent years. The life expectancy of the non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the individual attains age 70-1/2 and payments for subsequent years shall be calculated on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

6. If you die before your entire interest which accrued after December 31, 1986, has been distributed, the following distribution rules shall apply:

     A. If you die after the distribution of your interest has commenced, the remaining portion of your interest will continue to be distributed at least as rapidly as under the methods of distribution being used prior to your death.

     B. If you die before distribution of your interest commences, your entire post-1986 interest will be distributed by December 31 of the calendar year containing the fifth anniversary of your death, unless an election is made to receive distribution in accordance with (1) or (2) below.


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         (1)   If your interest is payable to a designated beneficiary and you have not made an election as described above, then the entire interest will be distributed over the life or over a period certain not greater than the life expectancy of your designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year of your death. Your designated beneficiary may elect at any time to receive greater payments.

         (2) If your designated beneficiary is your surviving spouse, your spouse may elect to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the later of (i) December 31 of the calendar year immediately following the calendar year of your death; or (ii) December 31 of the calendar year in which you would have attained age 70-1/2. Such election must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of your death or the date distributions are required to begin pursuant to the preceding sentence. Your surviving spouse may accelerate these payments at any time, i.e., increase the frequency or amount of such payments.

     Life expectancy is computed by use of the expected return multiples and Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after your death, unless otherwise elected by your surviving spouse by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other beneficiary, life expectancy shall be recalculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

     Distributions under this Section are considered to have begun if distributions are made on account of your attaining your required beginning date or, if prior to the required beginning date, distributions irrevocably commence over a period permitted and in an annuity form acceptable under
     Section 1.401(a)(9) of the Regulations.

7. You may withdraw part or all of the Contract Value at any time this contract is in force prior to the earlier of the Income Date or your death.

     A. The withdrawal of Contract Value attributable to contributions made pursuant to a salary reduction agreement (within the meaning of Code
        Section 402(g)(3)(C)) may be executed only

        (1) when you attain age 59-1/2, separate from service, die, or become disabled (within the meaning of Code Section 72(m)(7)) or when payable to a distributee or subject to the terms of a qualified domestic relations order (as defined in Code Section 414(p)); or

        (2) in the case of hardship (as defined for purposes of Code Section 401(k)), provided that any withdrawal of Contract Value in the case of hardship may not include any income attributable to salary reduction contributions.

     B. The withdrawal limitations described in A. above apply to

        (1) salary reduction contributions to Code Section 403(b) contracts made for plan years beginning after December 31, 1988, and

        (2) earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions.

     C. Any request for a withdrawal due to hardship must be submitted with evidence acceptable to the Company on forms provided by the Company and consistent with applicable law.


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8.   A.  Notwithstanding any provision of a plan to the contrary that would otherwise limit a distributee's election under this Section, a distributee may elect in writing and not less than 30 or more than 90 days prior to distribution, to have any portion of an eligible rollover distribution hereunder paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

     B.  Definitions:

         (1) Eligible rollover distributions: An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancy) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under Code Section 401(a)(9) of the Code; and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

         (2) Eligible retirement plan: An eligible retirement plan is an individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code Section 408(b), or an annuity plan described in Code Section 403(b), that accepts that distributee's eligible rollover distribution.

         (3) Distributee: a distributee includes an Employee or former Employee. In addition, the Employee's or former Employee's surviving spouse and the Employee's or former Employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Code Section 414(p), are distributees with regard to the interest of the spouse or former spouse.

         (4) Direct rollover: A direct rollover is a direct payment hereunder to the eligible retirement plan specified by the distributee.

9. The Company is not liable for any tax or tax penalties paid by any party resulting from failure to comply with the Code, ERISA and any rulings, regulations, and requirements thereunder relating to the administration of this contract.

10. If your contract is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), your spouse will have certain rights, such as the right to a Qualified Joint and Survivor Annuity Benefit ("OJSA") or a Qualified Preretirement Survivor Annuity Benefit ("QPSA"). Your spouse's rights under ERISA may limit your choice of payment plan, beneficiary, cash surrenders and loans, as follows:

      If you are married on the Income Date, your payment plan must be an immediate annuity for your life with a survivor annuity for the life of your spouse which is not less than 50 percent and not more than 100 percent of the amount of the annuity which is payable during the joint lives of you and your spouse, and which is the amount of benefit which can be purchased with Contract Value in excess of the outstanding loan balance, if any.

      If you die before your Income Date and your spouse survives you, the payment of the Death Benefit to your named beneficiary is subject to your spouse's right to receive an immediate annuity which is the actuarial equivalent of one-half of the portion of your Contract Value in excess of the outstanding loan balance, if any.

      Your spouse must consent to your choice of a form of benefit other than the QJSA/QPSA, beneficiaries who are not your spouse, cash surrenders and loans.



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      In order for your spouse to properly waive his or her QJSA/QPSA rights, the Company must receive, in form satisfactory to the Company, your spouse's written consent, or verification that you do not have a spouse, or verification that your spouse cannot be located. Waiver of a spouse's rights to QJSA/QPSA benefits and elections of an alternative form of benefit cannot be made more than 90 days before your Income Date. A waiver of a spouse's rights to QJSA/QPSA benefits may become ineffective if made before you attain age 35, or if earlier, the date you terminate your employment with your Employer. Waivers of a spouse's rights hereunder with respect to a cash surrender or loan must be made not more than 90 days before the date of distribution.

      You may revoke an election requiring a waiver of your spouse's QJSA/QPSA rights at any time during your lifetime and before the Income Date. Your spouse, however, may not revoke his or her consent once given.

11. The following table is substituted for the One Life Minimum Table in the contract.

                         ONE LIFE MINIMUM INCOME TABLE*
                    MONTHLY PAYMENTS FOR EACH $1,000 APPLIED

          Age of                            Age of
          Payee      Life        Life        Payee        Life          Life
          Last     10 Years    20 Years      Last       10 Years      20 Years
          Birth-   Certain      Certain      Birth-      Certain      Certain
          day                                 day
          ------------------------------------------------------------------
          15 and
          under     $2.80       $2.80          50        $3.87        $3.79
           16        2.82        2.81          51         3.94         3.85
           17        2.83        2.83          52         4.00         3.90
           18        2.84        2.84          53         4.08         3.96
           19        2.86        2.85          54         4.15         4.02

           20        2.87        2.87          55         4.23         4.08
           21        2.89        2.88          56         4.31         4.15
           22        2.90        2.90          57         4.40         4.21
           23        2.92        2.92          58         4.50         4.28
           24        2.94        2.93          59         4.59         4.35

           25        2.96        2.95          60         4.70         4.42
           26        2.98        2.97          61         4.81         4.50
           27        3.00        2.99          62         4.93         4.57
           28        3.02        3.01          63         5.05         4.64
           29        3.04        3.03          64         5.18         4.71

           30        3.07        3.06          65         5.32         4.79
           31        3.09        3.08          66         5.46         4.86
           32        3.12        3.11          67         5.61         4.92
           33        3.14        3.13          68         5.77         4.99
           34        3.17        3.16          69         5.93         5.05

           35        3.20        3.19          70         6.10         5.11
           36        3.23        3.22          71         6.28         5.17
           37        3.27        3.25          72         6.46         5.22
           38        3.30        3.28          73         6.65         5.27
           39        3.34        3.31          74         6.84         5.31

           40        3.38        3.35          75         7.03         5.35
           41        3.42        3.39          76         7.23         5.38
           42        3.46        3.42          77         7.43         5.41
           43        3.50        3.46          78         7.62         5.43
           44        3.55        3.50          79         7.81         5.45

           45        3.59        3.55          80         8.00         5.47
           46        3.64        3.59          81         8.18         5.48
           47        3.70        3.64          82         8.35         5.49
           48        3.75        3.69          83         8.51         5.50
           49        3.81        3.74          84         8.66         5.50

                                             85 and       8.80         5.51
                                              over
          ------------------------------------------------------------------

          *Values are based on the "1983 Table a" adjusted for age last birthday, with compound interest at 3% a year.


       /s/ James N. Clark                             /s/ John F. Barrett
            Secretary                                     President and
                                                    Chief Executive Officer

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